Egan-Jones Ratings Company
("EJR")

Form NRSRO

Exhibit #7: Policies and Procedures Address and Manage Conflicts of Interest

- ➢ Code of Conduct

- ➢ Books and Records, Retention Notification & Disclosure

- ➢ Management of Conflicts of Interest

- ➢ Prohibited Acts and Practices Policy

- ➢ Look-Back Review Policies and Procedures

- ➢ Outside Business Activities Disclosure Form

- ➢ Complaint Policies and Procedures

- ➢ Duty to Report Tips Alleging Material Violations of Law

- ➢ Regulatory Governance Board of Directors

Form NRSRO Exhibit #5

Attestation & Acceptance of the Egan-Jones Code of Conduct (updated December 29, 2017)

I acknowledge receipt of the Egan-Jones Ratings Company ("EJR") Code of Conduct (the "Code"), understand my obligations as detailed in the Code, including its personal securities and money market instruments transactions, insider trading and personal email usage provisions, and will adhere to those obligations in order to comply with EJR's policies and procedures.

By:_____

Print Name:_____

Date:_____

Table of Content

EGAN-JONES RATINGS COMPANY
CODE OF CONDUCT

PRINCIPLES OF THE CODE

Fostering a Culture of Compliance

Egan-Jones Ratings Company ("EJR" or the "Firm") has a Code of Conduct (the "Code") , which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an employee, independent contractor, or director (collectively an "Associated Person"), and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including procedures regarding personal securities and money market instruments transactions, insider trading and personal email usage provisions. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no code of conduct can attempt to anticipate the myriad of issues that arise in a fast-moving, financial-related enterprise like EJR. However, by following this Code and the Firm's policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons will be able to adhere not only to the regulatory requirements applicable to EJR, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge acceptance of, and compliance with, the EJR Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, issues that are presented in the operation of a credit ratings business, and other subjects that may or may not be addressed in this Code.

Know and Understand the Laws and Regulations

EJR is registered as a nationally recognized statistical rating organization ("NRSRO") with the U.S. Securities & Exchange Commission ("SEC" or the "Commission") in the following classes of credit ratings: (1) financial institutions, brokers or dealers; (2) insurance companies; and (3) corporate issuers, and is therefore subject to regulation and oversight in the United States by the Commission. EJR is also subject to corporate formation and operating laws of the Commonwealth of Pennsylvania where its main office is located. It is your responsibility to know and understand the laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations, as well as the Firm's policies and procedures. EJR requires that you avoid not only any actual misconduct but also even the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized; therefore, when taking an action consider how you and the Firm would be perceived. When in doubt, seek guidance from the Firm's knowledgeable regulatory and compliance personnel. Such personnel will assist you in obtaining any guidance you might need.

Professionals Serving Professionals

EJR provides credit rating products and services for institutional clients. The majority of its clients have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool for such professional institutional clients.

Trust, but Verify

Trust your instincts. If something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag, and ask for help from the Firm's resources. Seek guidance rather than making assumptions that you are aware of regulatory nuances. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons. In particular, if you are unclear about the applicability of regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of your supervisor and / or the Firm's DCO. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC

Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our institutional clients. We rely on the trust of our clientele, for their belief and respect for our products and services, and the trust they invest in our abilities and integrity. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to fairly and properly deal with its clients, competitors, public, and vendors. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair practice. No Associated Persons should ever position themselves for, or take, personal gain through their association with the Firm.

Personal Email Usage Policy

EJR's Associated Persons (except independent contractors, and directors) are strictly prohibited from using their personal email accounts to transmit and/or receive confidential information and/or confidential workplace documents. Currently independent directors are using personal email account to transmit and/or receive confidential information and/or confidential workplace documents but it is prohibited to inappropriately disseminate material nonpublic information ("MNPI") within or outside the Firm of material nonpublic information. The Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to use only their EJR email address to transmit and/or receive Confidential Information and/or confidential work papers. The attestation will be collected by the Compliance Department. As part of the annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to personal email usage.

On a periodic basis, the Compliance Department will conduct an email search on randomly-selected Associated Persons to ensure emails sent to or received from personal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policies and Procedures" in the Compliance Manual). Email search results will be retained within a compliance surveillance folder. Any Associated Persons who use a personal email account are required to attest to their awareness of this Personal Email Usage Policy. Associated Persons with infraction of this Policy may be subject to disciplinary action, including termination at the recommendation of the DCO.

Associated Persons are also prohibited from using the Firm's email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflect badly on the corporate culture of the Firm. Those include (but are limited to) any email that could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to the Firm or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned content will not be tolerated in the Firm's email environment, and may lead to immediate disciplinary action, including termination. Note that these email policies also apply to personal email accounts accessed via the Firm's systems.

Prohibited Conflicts

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934 ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-

3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;[1]

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating. Please refer to " Personal Securities Transactions and Holdings" herein for detailed information.

(3) Issue or maintain a credit rating with respect to a person associated with the Firm;

(4) Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(5) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

(6) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(7) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25 (See Section "Gifts & Entertainment" below); or

(8) Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(i) Participate in sales or marketing of a product or service of the Firm or a

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[1] Unless the Firm receives an exemption from the Commission.

product or service of an affiliate of the Firm; or

(ii) Is influenced by sales or marketing considerations.

For the purposes of the above Prohibited Conflicts, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions).

Conflicts of Interest

Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You are required to follow gifts standard detailed in the NRSRO rules and note that gifts that fall outside the standard are prohibited. You and members of your family may not accept gifts or gifts offered in the form of cash or cash equivalents, or special favors (other than an occasional non-cash gift of nominal value – i.e., coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm does or may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO. It is required to receive preapproval from Compliance Department before giving gifts or that gifts needed to be reported to Compliance Department to make sure the gift is appropriate.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No

Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves the Firm's opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Firm Systems and Assets

The Firm's policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail, and remote access capabilities. Generally, you should use the Firm's systems and properties only for legitimate Firm's business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting the Firm's assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where the Associated Persons have ownership positions in issuers the Firm does business with. Transactions related to money market instruments are also subject to this Personal Securities Transactions and Holdings policy. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). All Associated Persons are required to disclose all personal securities accounts and holdings, and ask their account custodian to send "duplicate" or "interested party" statements to the Firm's Compliance Department. The foregoing provision applies to the accounts owned by the Associated Person as well as his/her direct family members. The DCO may also grant waivers on an extraordinary basis. Since the Independent Directors have no access in advance to any ratings, and play no role in determining any ratings issued by the Firm, they are excluded from the restrictions contained in this Personal Securities Transactions and Holdings section.

The purchase, sale and holding of individual equity and/or fixed income securities is prohibited. As a best practice, new Associated Persons should liquidate pre-existing positions. The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing. Should the Associated Person wish to liquidate a position, he/she must request, and receive, pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with the Firm's Ratings Group to make sure the Firm has no active engagements or outstanding work with the issuer or the security involved, and open up a trading window during which the Associated Person can make the trade. DCO approvals generally are valid for 365 days unless specified.

The SEC Staff has expressed the opinion that an Associated Person's discussions with a trustee or outside discretionary manager of a Third-Party Account about account holdings could reflect direct or indirect control or influence, unless the trustee or manager merely summarizes or explains account activity and does not receive directions or suggestions from the Associated Person. The SEC has issued guidance that specifies that the Firm may implement additional controls to establish a reasonable belief that an Associated Person has no direct or indirect influence or control, not just whether the trustee or outside manager has discretionary or non-discretionary authority. Thus, regarding the Third-Party Accounts, the DCO may perform the following activities as needed:

Request information about a trustee or third-party manager's relationship with the Associated Person (i.e., independent professional versus friend or relative; unaffiliated versus affiliated firm);

Obtain periodic certifications from the Associated Person and his/her trustees or discretionary third-party managers regarding the Associated Person's influence or control over trusts or accounts;

Provide the Associated Person with the exact wording of the reporting exception and a clear definition of "no direct or indirect influence or control" that the Firm consistently applies to all Associated Persons; and

On a sample basis, request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to the Firm's Code of Conduct, absent reliance on the reporting exception.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, enforce, and document policies and procedures to prevent the misuse of MNPI. MNPI is (a) information that is not generally known to the public about the Firm, its clients, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and (b) non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed, such as, the names of clients, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information" or, collectively, "Inside Information").

Inside Information generated and gathered in our business is a valuable asset of the Firm. Protecting Inside Information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures the Firm's compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates the Firm's internal policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all such information in your possession to the Firm upon your departure.

If Associated Persons receive Inside Information, they are prohibited from trading on that information ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and other account over which they have control, discretionary authority or power of attorney. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending Inside Information to others. Insider Trading for these purposes is any trading activity where persons act on material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate Inside Information to another person who has no official need to know it.

If you are in possession of Inside Information, you are required to report it to the DCO promptly, and upon the DCO's advice take action to segregate and secure such information in the Firm's systems. These requirements are included in the Insider Trading and Securities Fraud Enforcement Act of 1988 and in the NRSRO rulemaking requirements. Please see NRSRO Exhibit 3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information., which is reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it generally is not exposed to Inside Information but acknowledges that its Associated Persons must be able to identify material non-public information and handle such information properly.

The Firm anticipates that instances of exposure to Insider Information may occur inadvertently in the course of research activities. Any kind of trading with Inside Information may constitute Insider Trading and, at a minimum, may be improper, if not illegal. In addition, trading on information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the Firm's credit analysis work is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security or an instrument, may be non- public information and thus is to be very closely guarded prior to the rating publication. No ratings action decision should ever be disclosed, prior to dissemination, to anyone outside of the Credit Analysts at the Firm.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn Inside Information. The Firm or its Associated Persons may inadvertently learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade on such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned Inside Information, contact the Firm's DCO and the head of the Ratings Group immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of Inside Information, advise the Firm's DCO or counsel immediately. You must refrain from distributing that information to others, shall make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

How to Preserve the Confidentiality of Material Non - Public Information

The following are steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.

- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies (see the Compliance Manual).

At no time will the Firm or any member of the Firm discuss or disclose such information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain and, therefore, the information no longer is non-public information.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading on inside or confidential Firm information would destroy that reputation and integrity. The Firm is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that its clients are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to clients, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firm's communications, including documents that the Firm files with or submits to the SEC Staff and other regulatory bodies. If you become aware of a materially inaccurate or misleading statement in any communication to the Firm's clients, the SEC Staff, other regulatory bodies, or the public, you should report it immediately to your supervisor and the Compliance Department.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, a supplier, a client, or other third party - you must communicate that information to the Firm's ownership, compliance officer (DCO) or counsel. They will take appropriate action.

If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and/or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly.

If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly. EJR will not tolerate any kind of retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless the Firm's management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage. You may report items anonymously by contacting the Firm's Compliance Department.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct details prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are encouraged to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation, immediately assess the available evidence and document the results of the investigation. The CEO, Independent Board members and, if appropriate, counsel, will be contacted by the DCO and provided with the details of the violation. If the violation is indeed a material violation, the appropriate regulatory bodies will be notified.

Consequences of Violating the Code

If you are an Associated Person (except Director), this Code forms part of the terms and conditions of your employment at the Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm, including termination. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Attestation, Waivers, Amendments and Contact Information

Associated Persons are required to attest their knowledge of, and compliance with, the above-mentioned policies and procedures. Waivers and amendments to this Code, and any specific policy exemptions, must be approved and documented by the DCO. It is your responsibility to be familiar with the Code. If you have any questions regarding the Firm's Code of Conduct, the contact information is:

By mail to: Egan-Jones Ratings Company
          Attn: Compliance Department
61 Haverford Station Rd Haverford, PA 19041
Compliance@egan-jones.com

BOOKS AND RECORDS, RETENTION NOTIFICATION & DISCLOSURE (17G-2)

The Firm has a requirement pursuant to Rule 17g-2 and other applicable rules to maintain certain Firm books and records. These retention requirements are mentioned throughout this manual but are summarized below. The Compliance Department is responsible for overseeing the overall maintenance of Firm records, for coordination with different departments on their record retention responsibilities, and for sending records to regulatory bodies upon proper request. EJR has set up a control system for monitoring the retention of the records pursuant to its record retention policy.

Description of Record to Be Maintained	Manner of Retention	# Years
Original Entries for General Ledger	Electronic	Three
Records of Current Credit Ratings (All Issuers)	Electronic	Three
Identity of Credit Analyst(s) Participating in Rating	Electronic	Three
Identity of Person Who Approved Rating before Issue	Electronic	Three
If Quant Model Used, Backup for Material Difference Between Implied Model Rating and Final Rating	Electronic	Three
If Rating was Solicited From Issuer, Investment Bank, Subscriber, or Unsolicited	Electronic	Three
If Solicited - Name & Address of Person or Entity Who Paid for Issuance or Maintenance of Credit Rating	Electronic	Three
If Solicited - Credit Rating Determined or Maintained for Person or Entity Who Paid for Issuance or Maintenance of Credit Rating	Electronic	Three
For Subscribers to EJR Services, Identity and Address of the Subscriber	Electronic	Three
List of General Types of Services and Products Offered	Electronic or Paper	Three
Documentation of Established Procedures and Methodologies Used to Determine Credit Ratings	Electronic	Three
For Structured, Money Market or Asset-Backed Ratings, List of Assets Contained in Asset Pool, Underlying Credit Rating of Assets in Pool & Manner In Which Rating Was Determined for Rated and Unrated Assets	Electronic	Three
Record of All Ratings, All Historical Changes In Ratings (Including Dates), and CUSIP or CIK	Electronic	Three
Policies and Procedures required to Establish, Maintain, and Enforce Look-Back Reviews Pursuant	Electronic	Three

to Section 15E(h)(4)(A) of the Act		
Bank Statements, Invoices, Trial Balances, Cleared Checks, Bills, and Other Significant Business Records Underlying Information in Financial Reports	Paper or Electronic	Three
Internal Records, Including Nonpublic Information and Work Papers, Used to Form the Basis of a Credit Rating	Paper or Electronic	Three
Credit Analysis Reports, Credit Assessment Reports, Private Credit Rating Reports, Internal Records (Including Nonpublic Information and Work Papers) Used to Form the Basis for Report Opinions	Paper or Electronic	Three
Compliance Reports & Compliance Exception Reports	Paper or Electronic	Three
Internal Audit Plans, Audit Reports, Related Documents, and Follow-Up Measures Necessary to Perform a Credit Rating Agency Audit	Paper or Electronic	Three
Marketing Materials Published or Otherwise Made Available to Persons Not Associated with Firm (including approvals)	Paper or Electronic	Three
External and Internal Communications, Including Electronic Communications, Received and Sent Related to Initiating, Determining, Maintaining, Monitoring, Changing, or Withdrawing a Credit Rating	Electronic	Three
Written Communication Containing Complaints on Credit Analysts, Ratings & Products	Paper or Electronic	Three
Internal documents that contain information, analysis, or statistics that were used to develop a procedure or methodology to treat the credit ratings of another nationally recognized statistical rating organization for the purpose of determining a credit rating for a security or money market instrument issued by an asset pool or part of any asset-backed securities transaction.	Paper or Electronic	Three years after record updated / replaced
For each security or money market instrument identified in the record required to be made and retained under paragraph (a)(7) of this section, any document that contains a description of how assets within such pool or as a part of such transaction not rated by the nationally recognized statistical rating organization but rated by another nationally recognized statistical rating organization were treated for the purpose of determining the credit rating of the security or money market instrument.	Paper or Electronic	Three
Forms NRSRO (including Exhibits and accompanying information and documents) the nationally recognized	Paper or Electronic	Three

statistical rating organization filed with or furnished to, as applicable, the Commission.		
The internal control structure the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings pursuant to Section 15E(c)(3)(A) of the Act.	Paper or Electronic	Three years after record updated / replaced
The policies and procedures the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document with respect to the procedures and methodologies used to determine credit ratings pursuant to Rule 17g-8(a).	Paper or Electronic	Three years after record updated / replaced
The policies and procedures the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document with respect to credit rating symbols, numbers, or scores, pursuant to Rule 17g-8(b).	Paper or Electronic	Three years after record updated / replaced
The standards of training, experience, and competence for credit analysts the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document pursuant to Rule 17g-9.	Paper or Electronic	Three years after record updated / replaced

The Firm maintains its records mainly in electronic format. Ratings, disclosures, ratings changes, and Form NRSRO are maintained on the website for access by clients. Private ratings are generally delivered to the clients via email or a format mutually accepted by the client and the Firm. Email acts as the main form of communication within the Firm. Email hosting and archiving is performed and maintained by an appropriate outside electronic storage vendor. Research reports are maintained electronically, in most cases are broadcast via email to customers upon publication, and are posted to the Firm's website. Backup files supporting the activities are maintained on servers in the main office. Paper records are backed up by scanning them so they are captured and retained.

The Firm's email system constitutes Electronic Storage pursuant to SEC Rules 17a-4(f) and 17g-2(b)(7), and requires a notification for provisioning or a written undertaking to be supplied to the SEC. Such notice from the storage provider should state something materially similar to:

The undersigned acknowledges that books and records it has made or is retaining for Egan-Jones Ratings Co. are the exclusive property of Egan-Jones Ratings Co. The undersigned undertakes that upon the request of Egan-Jones Ratings Co, it will promptly provide the books and records to Egan-Jones Ratings Co. or the U.S. Securities and Exchange Commission ("Commission") or its representatives and that upon the request of the Commission it will promptly permit examination by the Commission or its representatives of the records at any time or from time to time during business hours and promptly furnish to the Commission or its representatives a true and complete copy of any or all or any part of such books and records.

The Compliance Department oversees obtaining such provisioning or undertaking representations and maintains copies.

The Firm will often compare its ratings with other NRSROs, but does not use other NRSRO ratings to rate any of its subject companies or assets.

Original Entries for General Ledger - The Accounting personnel is responsible for bookkeeping entries for the financial books and records. Backup for entries into the General Ledger are contained within the QuickBooks (QB, or other compatible software) files. Such QB files are password protected with access restricted to the Accounting personnel. Journal entries are done by the Accounting personnel and overseen by the DCO.

MANAGEMENT OF CONFLICTS OF INTEREST

In order to manage these conflicts, the Firm has established the policies and procedures to protect the integrity of the ratings process and to reasonably prevent influence by the subscribers with such interest in the firm's ratings process. The Firm actively notifies the subscriber not to disclose position holdings, trading or business intent to the Firm. Periodically the Firm sends out emails to its subscribers reminding them of this policy.

NON-SUBSCRIBER RATINGS

A non-subscriber rating, such as a private rating, is prepared for a restricted audience, where the rating, any supporting report, and knowledge of the rating, is limited in accordance with the terms of the arrangement with the issuer or third party. Non-subscriber ratings are not disseminated to the public.

Non-subscriber ratings may include issuer participation, be based on publicly available information, and may be initiated by Egan-Jones, the Issuer or an interested third party. The level of analysis performed on a specific issuer or security would be the same for both public and private ratings.

Non-subscriber ratings may be used for a variety of reasons including, but not limited to: an issuer request for the purposes of issuing debt to a small number of investors who intend to use the rating as an independent rating opinion; an independent rating opinion requested by an investor, regulator, government, or other interested third party; analyzing transaction party and/or counterparty credit exposure for Structured Finance ratings.

The sharing of all knowledge, information and records regarding a non-subscriber rating is limited in accordance with the terms of the arrangement with the issuer or third party who requested the rating and in adherence to EJR's policies and procedures. EJR monitors non-subscriber ratings through regular and timely review and disseminates the results only as previously arranged.

All non-subscriber ratings are developed in accordance with current rating methodologies, policies and procedures.

SOLICITED RATINGS

Solicited ratings from subscribers are dealt with in a manner as to withhold the subscriber identification from the Ratings Group. The Firm has the policies and procedures and takes certain steps to prevent gaining knowledge of the subscriber's reason for using its rating service. Generally, the subscriber clients are advised to communicate with the Firm's marketing team regarding their rating service needs.

Subscribers may occasionally request ratings or updates on ratings reports already covered by the Firm. The Firm retains information relating to whether ratings are solicited by subscribers, initiated by the Ratings Group or driven by other factors. In order to manage one of the conflicts related to solicited ratings by subscribers, the Firm does not inform the Ratings Group of the identity of the requestor if possible.

The Firm publishes its reports to all subscribers simultaneously and does not provide research reports to anyone outside the Ratings Group until the report is published. No parties, including premium subscribers, shall in any way be provided with advance information on pending rating actions.

All enabled subscribers have access to the report upon publication. No non-analyst personnel have access to the reports prior to their publication without approval from Compliance Department.

Upon completion of the analyst's work with the interactive model, the rating reports are published to the website and the subscribers are notified of the availability of the publication. The private ratings are not published to the website unless requested by client.

More information is available in the Firm's Rating Methodologies.

In any other circumstances with the conflict of being paid for services, in addition to determining credit ratings, by issuers, underwriters, or obligors that have paid the Firm to determine a credit rating, the Associated Persons shall follow the respective policies and procedures and regulatory guidelines, or consult the Compliance Department.

SEPARATION BETWEEN RATINGS AND MARKETING

The Firm's Ratings Group is separated from the Sales and Marketing areas isolated from information regarding fees.

Pursuant to Rule 17g-5(c)(6), a person who participates in negotiating, discussing, or arranging rating fees shall not participate in determining credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

Importantly, pursuant to Rule 17g-5(c)(8), no Firm's Employees who participate in determining or monitoring credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, may also: (i) Participate in sales or marketing of an EJR, EJP, or other ancillary product or services (including the determination and negotiation of fees for ratings, proxy, and other ancillary services); or (ii) be influenced by sales or marketing considerations. The sales staff is responsible for negotiating, discussing, and arranging fees. The responsibility of fee determination and negotiation is specifically segregated away from the Ratings so that the ratings analysts are not exposed and possibly influenced by the sales and marketing considerations.

In the event that analysts become aware of any fees, they shall report to their supervisor (without forwarding the fee information to other analyst) and Compliance Department immediately, and shall be removed from the process of rating that issuer or follow the direction given by the Compliance Department. In the event that the sales/marketing person is exposed to the rating information before the rating is finalized, the person shall promptly report to the Compliance Department and follow their guidance. The Compliance shall review the cause of the event and provide prevention if possible.

SEPARATION BETWEEN COMPLIANCE AND MARKETING

Compliance personnel are prohibited from acting in any marketing capacity.

SEPARATION BETWEEN RATINGS AND PROXY

Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date and archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel are not involved in the generation of EJR ratings reports and EJR personnel are not involved in the generation of EJP reports. The Firm's policies and procedures restrict the rating analysts from initiating meetings with current and prospective proxy clients, and shall also be restricted from exposure to sales and marketing efforts. The Firm's executives who might be involved in the rating review process shall also comply with such rules even though they are allowed to communicate general Firm support to current and prospective clients.

EJP and EJR personnel separate from each other's social media websites and activities. For example, no tweets or re-tweets from EJP to EJR, or vice-versa involving proxy positions, voting, client information, and any other information that may influence the independence of ratings. Access to the social media websites shall be approved by the Compliance Department. The Compliance Department shall oversee the social media activities on these websites.

PERSONAL SECURITIES TRANSACTIONS AND HOLDINGS

EJR's personal securities policy is designed to address potential conflicts of interest in cases where its Associated Persons have ownership positions in issuers the Firm does business with. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). Any waivers and exemptions shall be granted by the Compliance Department. More information is available in the Code of Conduct.

OUTSIDE BUSINESS ACTIVITIES

Outside business activities are defined as any activity involving a business enterprise or involving an entity which might be rated by the Firm. Excluded from this definition are civic, religious, academic, non-profit, and other similar enterprises. The Firm sets up the compliance control 'Compliance Response Sheet' to require the Board members and the Associated Persons to disclose their outside business activities periodically. Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings. The Outside Business Activities Disclosure Form is attached in the Appendix.

MONITORING TEN PERCENT REVENUE RULE

EJR has adopted policies, procedures and internal controls to monitor the risk of exceeding the 10% threshold of total net revenue provided in the Rule.

Accounting personnel recognizes the net revenue periodically and calculates the percentage per client against the total net revenue by using the appropriate methods. Accounting reports the calculated results to the Marketing and Compliance periodically, the latter of which will analyze the reports and follow up with the appropriate actions permitted by the Securities Law.

RULE 17g-5(a)(3) FOR ABS

EJR is currently not a registered NRSRO for ABS, thus rule 17g-5(a)(3) does not apply to the Firm. Should the Firm register for and be granted NRSRO status for ABS, such compliance to this rule will be activated.

PROHIBITED ACTS AND PRACTICES (17G-6)

The Firm and its Associated Persons are specifically prohibited from engaging in any unfair, coercive or abusive practices. The Firm educates its Associated Persons on the identification of unfair practices to ensure that the personnel do not engage in any such practices. Examples of this are conditional ratings or threatening to issue a conditional or negative rating for an issuer's securities, refusing to rate portions of an overall pooled asset, or threatening to lower ratings of an issuer. Specifically, the following practices are prohibited:

(1) Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of the Firm and its Associated Persons.

(2) Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the Firm's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the Firm and its Associated Persons.

(3) Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to the Firm's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the Firm and its Associated Persons.

(4) Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by the Firm, where such practice is engaged in by the Firm for an anticompetitive purpose.

LOOK – BACK REVIEW POLICIES AND PROCEDURES

Policy

EJR must conduct the look-back reviews pursuant to section 15E(h)(4)(A) of the Act of 1934 to determine and address the instances a conflict of interest influenced a credit rating assigned to an obligor, security, or money market instrument, and take the necessary actions with regard to the credit rating by following the rules and instructions in section 15E(h)(4)(A), 15E(h)(5), 17g-8(c), 17g-7(a)(1)(ii)(J)(3), and any other regulatory rules if appropriate.

1. Look-back reviews must be conducted in those cases where EJR knows or can reasonably be expected to know that: (1) a former EJR employee has taken a position as an employee of an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating, and (2) such former EJR employee participated in any capacity in determining credit ratings for such entity or such security or money market instrument during the one-year period preceding the date an action was taken with respect to the credit rating (24 months if the former EJR employee worked in a European Union (EU) office) prior to departing EJR's employ;

2. For a five year period after such former EJR employee departs EJR's employ, EJR must undertake reasonable efforts to track that person's employment. EJR shall report such employment information to the U.S. Securities and Exchange Commission under certain circumstances, as described in EJR's Post Employment Procedures;

3. Former EJR employee in the EU and other related persons, and persons closely associated with any of them, are prohibited from taking key management positions at a rated entity for which the former EJR employee participated in the credit rating process for at least six months after the last credit rating in which the former EJR employee participated.

Look-Back Review Procedures:

The Firm takes adequate proactive measures, such as social-media searches and conducts a best-efforts review of subsequent employment for a 5-year period after leaving the Firm to reasonably detect if such former employee gains employment with an issuer the Firm covers. The Firm will also perform such review to meet the other regulatory bodies' requirements.

1. **Notification - Direct Manager/ Human Resources (HR)**

Upon being notified of the Employment Termination of a departing analyst, the direct manager or HR:

1) Determines a formal departure date and makes every effort to identify the new employer of the departing analyst, either by conducting a web search, social media, emailing, or by other reasonable means. If there are no results, the Compliance Department will continue to search after the analyst departs.
2) Notifies the Compliance Department in writing, as soon as practicable, of the departing analyst's Employment Termination and, if known, the identity of the new employer.

2. **Assessment and Look-Back Review - Compliance**

Upon receiving notification of a departing analyst's Employment Termination and related information, the compliance department promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.

A. Preliminary Assessment

Questions	Search Outcome	Next Steps
Is the new employer an entity or the issuer, underwriter, or sponsor of a security or money market instrument subject to a credit rating of the EJR?	No	The Compliance Department promptly documents that fact, and a Look-Back Review is not required.
	Yes	Go to next question
Were any ratings of such entity or such security or money market instrument by EJR issued prior to departing analyst's departure?	No	The Compliance Department promptly documents that fact, and a Look-Back Review is not required.
	Yes	Go to next question
Did the departing analyst participate in any capacity in determining credit ratings for such entity or such security or money market instrument during the one-year period preceding the most recent rating action taken by EJR prior to the departing analyst's departure to work for the rated entity, or the issuer, underwriter or sponsor of the rated security?	No	The Compliance Department promptly documents that fact, and a Look-Back Review is not required.
	Yes	The Compliance Department promptly documents that fact and institutes a Look-Back Review

The Compliance Department then ensures that documentation of the preliminary assessment includes:

I. Name of departing analyst;
II. Date of Employment Termination;
III. Name of new employer; and
IV. As applicable, date it was determined that:

a. EJR does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;
b. the departing analyst did not, during the Review Period, participate in determining a rating of or related to the new employer; or
c. a Look-Back Review is required.

B. Look-Back Review

I. The Compliance Department shall institute and oversee the Look-Back Review to ensure it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the Compliance Department shall update the supporting records as appropriate.
II. In all cases where the Compliance Department recommends remedial action as a result of a Look-Back Review, the Compliance Department shall notify the CEO/ Board of Directors. This can be done through quarterly Board Meetings to the Board or otherwise as deemed appropriate. The Compliance Department also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

3. Review - Direct Manager/Managing Director ("Reviewer")

The Reviewer is responsible for:

1) Notifying HR when an analyst terminates his or her employment with EJR.
2) Providing information requested by the Compliance Department (e.g., determining the role a departing analyst played in the rating of the entity or instrument).
3) Managing the entire review process under the oversight of the Compliance Department.
4) Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the departing analyst's involvement in the rating process; review the subject rating file(s); interview members of the subject Ratings Review and

   Policy Committee ("RRC"); and make such other inquiries as the circumstances warrant. An analyst's conflict of interest will be deemed to have influenced a rating if, absent the conflict, EJR would have issued a different rating.

   I. If the Reviewer determines that the rating was not influenced by a conflict of interest, the Reviewer shall promptly notify the Compliance Department, in writing, of that determination, and the review process ceases.

   II. If the Reviewer determines that the rating was influenced by a conflict of interest, the Reviewer shall promptly notify the Compliance Department, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.

5) Convene RRC to determine whether the credit rating must be revised.
6) Depending on the decision of the RRC, either:

   Promptly publish that confirms the subject credit rating and includes the following:

   a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
   b. A description of the nature of the conflict;
   c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
   d. Date(s) and rating(s) of each prior rating issued subject to the conflict;
   and e. A description of the impact the conflict had on the prior rating action(s).

   OR

   Promptly publish that revises the subject credit rating and that includes the following:

   a. An explanation that the reason for the action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
   b. A description of the nature of the conflict;
   c. Date(s) and rating(s) of each prior rating issued subject to the conflict;
   and d. A description of the impact the conflict had on the prior rating action(s).

7) If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implication designation. The press release should indicate the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest. The

rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in paragraph 6 above should be made.

Transition Reports Procedures

EJR shall report to the US Securities and Exchange Commission ("SEC") any case which EJR knows or can reasonably be expected to know that a person formerly associated with EJR within previous five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:

(i) Senior Officers of EJR;

(ii) EJR analyst who participated in any capacity in determining credit ratings for such obligor, issuer, underwriter, or sponsor; or

(iii) Anyone who supervised a person described in 4.(ii) above.

A. Determining the Need for a Transition Report

1. Employee log: The Compliance Department maintains a log of all Senior Officers, analyst and supervisors of analyst who have terminated their employment with EJR, including those persons as to whom a Look-Back Review was not required. This log includes the following information:

- Person's name and title;
- With regard to an analyst, supervisor, and senior officers;
- Start date and departure date; and
- List of post-EJR employer(s).

2. Annual review: On an annual basis, the Compliance Department seeks to confirm the current employer of the each Senior Officer, analyst and supervisors of analyst on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued an NRSRO credit rating during the past twelve (12) months prior to such employment. The details for a particular person are checked for a period of five (5) years after the end of that person's association with EJR. The Compliance Department may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an analyst and his or her supervisors, the Compliance Department will also determine if the analyst participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.

Questions	Search Outcome	Next Steps
Did EJR issued an NRSRO credit rating during the past twelve (12) months prior to the current employer of the each Senior Officer, analyst and supervisors of analyst on the log have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument?	No	The compliance promptly documents that fact, and transition report to commission is not required.
	Yes	Go to next question

Are the employees on the log (1) Senior Officer (2) Analyst who participated in determining credit rating or (3) supervisor within five (5) years of Employment Termination from EJR	No	The compliance promptly documents that fact, and transition report to commission is not required.
	Yes	The compliance promptly documents that fact, and transition report to commission is required.

B. Submitting NRSRO Transition Reports

The Compliance Department will submit an employment transition report to the SEC when it is determined that:

1)   A Senior Officer, analyst or supervisor of an analyst has, within five (5) years of Employment Termination from EJR, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR has issued an NRSRO rating;

2)   EJR has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and

3)   In the case of an analyst or his or her supervisors, the analyst participated in any capacity in determining EJR NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

OUTSIDE BUSINESS ACTIVITIES DISCLOSURE FORM

Egan-Jones Ratings Company ("EJR") defines outside business activities as any activity involving a business enterprise or an entity which might be rated or covered by EJR. Civic, religious, academic, non-profit, and other similar enterprises are excluded from the definition.

Outside business activities by employee, independent contractor, or director (collectively an "Associated Person") may present a potential conflict of interest, and are required to be disclosed. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings.

All Associated Persons are required to disclose their outside business activities upon initial employment (or assignment for directors), annually thereafter, and when there is a change in outside business activity status.

I have outside business activities: YES ☐ NO ☐

If YES, please list and provide requested information for all outside business activities:

Name of Outside Activity / Entity	Role in Outside Activity	Are You Compensated?	Does Outside Activity/Entity Know Your EJR Status?
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____

Print Name: _____

Signature: _____

Date: _____

TREATMENT OF COMPLAINTS

EJR has established a procedure so that any complaints received regarding credit ratings opinions, models, methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes. (Appendix – EJR Complaint Procedures)

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints:

1) general expressions of disagreement with particular Credit Ratings, the outcome of a rating group, or the models and/or methodologies used by EJR in formulating its Credit Ratings;
2) an external request to appeal a Credit Rating;
3) a comment on whether in-use methodologies for determining Credit Ratings should be updated; or
4) a comment received by EJR as part of the Request for Comment process.

Anyone may report a complaint regarding EJR or tips alleging a violation of legal or regulatory obligations directed to the DCO of EJR, as follows:

- Verbally: DCO or Compliance Department
  Telephone: 646-791-9301, (844)-495-5244

- Email: Complaints@egan-jones.com

- By Mail: Egan-Jones Ratings Company
  Attn: Compliance
  61 Haverford Station Rd
  Haverford, PA 19041

- Through the "Contact Us" page of the Egan-Jones website https://www.egan-jones.com/trial?contact=1

Complaints may be made on a confidential or anonymous basis by employee or user of credit ratings. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an issuer of securities rated by EJR has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

EJR Covered Personnel who are the direct recipients of external complaints are required to forward the details of the complaint and the complainant's contact information to the Compliance Department on a timely basis.

All complaints and relevant information, including any written complaints that were submitted by persons outside the NRSRO concerning the performance of an analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a rating which must be retained under Rule 17g-2(b)(8), will be retained for three years under Rule 17g-2(c). Please see "EJR COMPLAINT PROCEDURES" for detail information

COMPLAINT PROCEDURES - 15E(J)

Pursuant to Section 15E(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), EJR's DCO is required to establish procedures for the receipt, retention, and treatment of:

(A) complaints regarding credit ratings, models, methodologies, and compliance with the securities laws and the policies and procedures developed under this section; and

(B) confidential, anonymous complaints by employees or users of credit ratings. (collectively, a "Complaint").

Receipt, Retention and Treatment of Complaints

1. Complaints may be received through various sources; and may be submitted on a confidential, anonymous basis. Any employee who receives an internal or external feedback and/or expression of dissatisfaction ("allegation") that appears to be a Complaint or a potential Complaint as defined above shall promptly refer it to the supervisor and inform the DCO or Compliance Department ("Compliance").

2. The responsible supervisor shall promptly document such allegation in the Complaint Log, and assess whether such allegation meets the definition of a "Complaint". If you are unsure whether an allegation received constitutes a complaint, you should immediately contact the Compliance.

3. Compliance, with the relevant departments' assistance as needed, will analyze the allegation as well as any related documentation, including the related reports, ratings or other services involved and determine if such allegation is a Complaint, as defined above.

4. If the allegation is determined to be a non-Complaint, the responsible supervisor or the relevant department will follow up regarding the issue. If the allegation is revealed as a potential complaint later on, the responsible supervisor or the relevant department shall promptly submit the issue to Compliance for re-assessment. The responsible supervisor shall consult with Compliance for any guidance as needed. Compliance oversees the process and may intervene as needed.

5. Compliance may conduct an investigation and interview any relevant parties for a Complaint. Compliance may reach out to EJR's subject matter expert or external experts for any necessary information and support. Based on the investigation results, Compliance may make recommendations and take certain actions deemed appropriate. Compliance will oversee the implementation of the recommendations and the outcome of the actions to ensure that the Complaint is addressed appropriately.

6. Compliance may also consult with Legal Counsel if a Complaint involves an alleged violation of a law, rule or regulation. If the Complaint is deemed to involve a material violation, Compliance shall follow the procedures specified in the Compliance Manual and Code of Conduct.

All the above procedures, along with the supporting information, shall be promptly and fully documented per the documentation requirements in the section below.

Additional Notes

1. Complaints involving an employee's direct supervisor may be submitted to EJR Compliance. Complaints involving Compliance may be submitted to the President or the Board of Directors of EJR.

2. Complaints can be oral or written. All complaints must be in English or translated into English and forwarded to Compliance for assessment, investigation and handling. Any employee who receives a verbal Complaint should encourage the Complainant(s) to provide a written description of the basis for the Complaint, so that the details of the Complaint are clear and complete. If the Complainant chooses not to submit a written complaint, the employee must still report the oral Complaint.

3. Complaints may be shared internally only with individuals who are on a need-to-know basis, or are actively assisting in the investigation and/or resolution of the Complaint.

4. Complaints shall be followed and resolved promptly within a reasonable time frame depending on the complexity of the Complaint.

Documentation Requirements

1. The complaint log will contain the following information:
• When the Complaint was received
• Who filed the Complaint (if known)
• The name of each EJR Associated Person involved in the Complaint (if applicable)
• A general description of the issues that led to the Complaint
• Correspondence/attachments related to the Complaint (originals preferred)
• The follow-up action taken in response to the Complaint and the rationale for the decision
• Date the Complaint was closed out

2. Compliance will retain all Complaints and related documents in hard copy (originals preferred) and/or electronic form for a minimum of three years after the complaint was initially received, or longer as required by regulation. The following items will be retained within the Complaints file:
• A copy or transcript of the Complaint and the date the Complaint was received,
• Documents procured during the investigation and recommendations provided by Compliance with respect to responding to the Complaint,
• Any communications sent back to the original complainant, including the dates of these communications, and
• Final actions, if any, taken by EJR in response to the Complaint.

The complaint log will be maintained by the Compliance Department.

DUTY TO REPORT TIPS ALLEGING MATERIAL VIOLATIONS OF LAW - 15E(U)

EJR follows the Rule 15E(u) requirement regarding the duty to report tips alleging material violations of law:

(1) Duty to Report: EJR shall refer to the appropriate law enforcement or regulatory authorities any information that EJR receives from a third party and finds credible that alleges that an issuer of securities rated by EJR has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court.

(2) Rule of Construction: Nothing in paragraph (1) may be construed to require EJR to verify the accuracy of the information described in paragraph (1).

COMPLIANCE OVERSIGHT – BOARD OF DIRECTORS

The Firm has an appointed Board of Directors to comply with the provisions of the Dodd-Frank Act. The Board is comprised of a minimum of 3 persons, at least ½ of which (not fewer than 2 persons) are independent of EJR. A portion of the Independent Directors shall include users of EJR ratings.

In addition to the overall board responsibilities, the Board is empowered by mandate to oversee the establishment, maintenance and enforcement of the NRSRO's policies and procedures related to the determination of credit ratings and for the addressing, management and disclosure of conflicts of interest, the effectiveness of internal control system with respect to policies and procedures for determining credit ratings and the compensation and promotion policies and practices of the firm.

The Board has final approval on all Rating Procedures and Methodologies ("Methodologies"), including the qualitative and quantitative data and models. The Board's approval shall be documented in the Board meeting minutes and other Board meeting materials as appropriate.

Members of the Board are compensated at a set schedule which is independent of the revenues of the firm. In most cases, Independent Board members are already established in their respective businesses and do not serve because of the compensation structure, but rather to further the interests of the Firm.

The Board normally meets on an at least quarterly basis, receives reports from the Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), and DCO on the business and compliance activities of the Firm, and from the Rating Review and Policies Committee ("RRC") as needed. The Board acts as an oversight body to the Firm's compliance efforts and act as a direct reporting body of the CEO, COO, DCO and RRC.